[Wells Fargo Logo]

January 17, 2013

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:       ASGI Agility Income Fund – File No. 811-22466

            ASGI Aurora Opportunities Fund, LLC – File No. 811-22516

            ASGI Corbin Multi-Strategy Fund, LLC – File No. 811-22517

ASGI Mesirow Insight Fund, LLC – File No. 811-22221

            (each a “Fund,” collectively the “Funds”)

Members of the Commission:

Pursuant to Rule 17g-1(b)(3) of the Investment Company Act of 1940, as amended, the Funds hereby file the following documents with the Commission:

1.       Bond No. 425206127 issued by Continental Insurance Company for $5,000,000 in coverage (the “Bond”); and

2.       A certified copy of the resolutions adopted by a majority of the Board of Trustees or Managers on May 24, 2012, at which a majority of the Trustees or Managers who are not “interested persons” of the Funds approved the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each.

3.       A copy of the Joint Insured Bond Agreement dated April 1, 2012 by and among the joint insureds under the Bond.

The premium for the Bond has been paid for the period from September 1, 2012 to October 1, 2013.

In accordance with Rule 17g-1(B)(iii), the ASGI Agility Income Fund, the ASGI Aurora Opportunities Fund, LLC, the ASGI Corbin Multi-Strategy Fund, LLC and the ASGI Mesirow Insight Fund, LLC would have been required to provide and maintain a bond in the amount of $600,000, $400,000, $300,000 and $600,000, respectively, had they not been named as insureds under a joint insured bond.

If you have any questions regarding the enclosed, I can be reached at 617-210-3643.  Thank you.

Sincerely,

                                                                                    /s/ Jeanne A. Zysk

Jeanne A. Zysk

Enclosures

cc: Byrd Heaton, Wells Fargo - Corporate Insurance